Item 77D

Effective August 1, 2013, the JPMorgan Alternative Strategies Fund’s investment objective and some of its investment strategies changed.  Such changes included adding the ability to use short selling, opportunistic investments in traditional asset classes and strategies, and distressed debt securities as part of the Fund’s principal investment strategies.